Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL RECEIVES FDA APPROVAL FOR APLENZIN™ (BVF-033)

Toronto, Canada, April 23, 2008 – Biovail Corporation (NYSE, TSX: BVF) announced today that it has received Approval from the United States Food and Drug Administration (FDA) for its New Drug Application (NDA) for Aplenzin™ (formerly known as BVF-033), a once-daily formulation of bupropion hydrobromide developed by Biovail for the treatment of depression in adults.

Aplenzin™ is an alcohol-resistant formulation of a new bupropion salt and has been approved in 174mg, 348mg, and 522mg extended-release tablets. The 522mg dosage strength provides patients requiring the maximum allowable dose of bupropion the only single tablet, once-daily option.

Biovail remains in active partnership discussions for the commercialization rights for Aplenzin™ in the United States.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.